SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 22, 2005

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:    Annual General Meeting of Swedish Match AB (publ)

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 22, 2005	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

22 March, 2005

Annual General Meeting of Swedish Match AB (publ)

The shareholders of Swedish Match AB are called to the Annual General Meeting on Wednesday, April 27, 2005, at 4:30 p.m. (CET) at the Stockholm International Trade Fairs’ facility in Älvsjö (“Stockholmsmässan”).

The Board of Directors proposes a dividend of SEK 1.90 per share. The Board also proposes that the current mandate to repurchase up to 10 percent of all shares in the Company be prolonged. In addition the Board proposes a withdrawal of 12,000,000 shares. The shares, which are proposed to be withdrawn, have been repurchased by the Company. The Board also proposes a reduction of the Company’s share capital by a reduction of the shares nominal value from 2.40 SEK to 1.20 SEK as well as a reduction of legal reserves by 114 MSEK.

The Nomination Committee in Swedish Match AB proposes the election of Kersti Strandqvist and Sven Hindrikes to the Board of Directors. Furthermore, the Nominating Committee proposes re-election of Bernt Magnusson (Chairman), Jan Blomberg, Tuve Johannesson, Arne Jurbrant, Karsten Slotte and Meg Tivéus.

By the notice of the meeting it is also announced that proposition will be put forward to re-elect Marianne Nilsson, Chairman (Robur) and Bernt Magnusson as members of the Nomination Committee and to elect Joachim Spetz (Handelsbanken Fonder), Carl Rosén (Andra AP-Fonden) and Pernilla Klein (Tredje AP-Fonden) as new members.

The complete notice of the Annual General Meeting can be found on the corporate web site: www.swedishmatch.com, and is also enclosed.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,007MSEK for the twelve month period ending December 31, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations (IR)

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Annual General Meeting of Shareholders of Swedish Match AB (publ)

The shareholders of Swedish Match AB are hereby given notice of the Annual General Meeting of Shareholders to be held in Stockholm, Sweden, on Wednesday, April 27, 2005 at 4:30 p.m. (CET) in Hall K1 at Stockholm International Trade Fairs in Älvsjö (“Stockholmsmässan”), entry via the main entrance at Mässvägen 1.

Agenda

1.	Election of Chairman of the Meeting.
2.	Preparation and approval of the list of shareholders entitled to vote at the Meeting.
3.	Election of one or two “minutes checkers” who, in addition to the Chairman, shall verify the minutes.
4.	Determination of whether the Meeting has been duly convened.
5.	Approval of the Agenda.
6.	Presentation of the annual report and the auditors’ report as well as the consolidated financial statements and the auditors’ report on the consolidated financial statements for 2004. In connection therewith, the President’s speech and the Board of Directors’ report regarding its work and the work and function of the Compensation Committee and the Audit Committee.
7.	Adoption of the profit and loss statement and the balance sheet, as well as the consolidated profit and loss statement and balance sheet.
8.	Disposition in respect of the Company’s profit as shown in the balance sheet adopted by the Meeting.
9.	Adoption of stock option programme for 2005.
10.	Amendment of the Articles of Association.
11.	The Board of Directors’ proposal regarding its authorisation to acquire shares in the Company.
12.	The Board of Directors’ proposal regarding the issue by the Company of call options on repurchased shares in the Company for the stock option programme for 2004, and the right for the Company to transfer such shares in the Company in conjunction with a potential demand for the redemption of call options.
13.	The Board of Directors’ proposal that the Company’s share capital shall be reduced by way of a recall of shares without repayment to the shareholders, together with the Board of Directors’ proposal that the reduced amount shall be transferred to non-restricted shareholders’ equity for allocation to a fund for use in repurchasing the Company’s own shares.
14.	The Board of Directors’ proposal that the Company’s share capital shall be reduced by way of a reduction of the shares’ nominal amount to SEK 1.20 per share without repayment to the shareholders, together with the Board of Directors’ proposal that the reduced amount shall be transferred to non-restricted shareholders’ equity for allocation to a fund for use in repurchasing the Company’s own shares. As a result of this, the Board of Directors also proposes that the Articles of Association (§5) be amended to specify that the nominal amount of each share shall be SEK 1.20.
15.	The Board of Directors’ proposal that the Company’s statutory reserve shall be reduced by SEK 114,000,000 and that the reduced amount shall be transferred to non-restricted shareholders’ equity for allocation to a fund for use in repurchasing the Company’s own shares.
16.	The discharge of the Board of Directors and of the President from liability for the fiscal year.
17.	Determination of the number of Board members and deputy members to be elected by the Meeting.
18.	Determination of the fees to be paid to the Board of Directors.
19.	Election of Board members and deputy members.
20.	Adoption of the revised Instruction to Swedish Match AB’s Nominating Committee (Election Committee).
21.	Election of members of the Nominating Committee (Election Committee).
22.	Amendment of the Articles of Association.
23.	Other issues.

Item 1: Ingemar Mundebo will be proposed for election as the Chairman of the Meeting.

The Nominating Committee elected at the Annual General Meeting of Shareholders in 2004 proposes the following:

Item 17: The Board shall consist of 8 ordinary members and no deputy members.

Item 18: It is proposed that the fees to the Board of Directors shall be paid as follows for the period until the close of the next Annual General Meeting:

The Chairman shall receive a fee of SEK 750,000 and the other Board members elected by the Meeting shall each receive a fee of SEK 300,000. Furthermore, it is proposed that the Board be allocated SEK 400,000 as compensation for committee work carried out, and that it shall be divided within the Board in the manner decided by the Board. It is however proposed that Board members employed by the Swedish Match Group shall be allocated no fees.

Item 19: The following ordinary members are proposed:

Reelection of Bernt Magnusson, Jan Blomberg, Tuve Johannesson, Arne Jurbrant, Karsten Slotte and Meg Tivéus and election of Sven Hindrikes and Kersti Strandqvist.

Item 20: The Nominating Committee proposes that the Annual General Meeting adopt a revised version of the Instruction to Swedish Match AB’s Nominating Committee (Election Committee), according to which the task of the Election Committee shall be to prepare and submit to the Annual General Meeting proposals for the following:

(i) Election of the Chairman and other members of the Board, and the division between the President and other Board members of fees paid to the Board, as well as any compensation for committee work;

(ii) Election of and fees to auditors;

(iii) Election of the Chairman at the Annual General Meeting; and

(iv) Election of an Election Committee ahead of the next Annual General Meeting.

In other respects, the Instruction has been adapted to the rules of the Swedish owner management code (Sw. “svensk kod för ägarstyrning).

Board of Directors’ proposals:

Item 8: The Board of Directors proposes that a dividend be paid to the shareholders in the amount of SEK 1.90 per share and that the remaining profits be carried forward. It is proposed that the year’s dividend initially be deducted from the non-restricted reserves after the reduction of the share capital, with the remainder being deducted from the profits carried forward. May 2, 2005 is proposed as the record date for entitlement to receive a cash dividend. The dividend is expected to be paid through VPC (the Swedish Securities Register Center) on May 6, 2005.

Item 9: In 1999, the Board of Directors adopted a stock option programme for senior Swedish Match officials as part of the total compensation package. The purpose of the programme is to increase still further the involvement of senior Company officials in the Company and their ownership of it, as well as to attract, motivate and retain key employees. Through the stock option programme, the incentives of senior officials will correspond to the interests of the shareholders.

The Board of Directors proposes that a stock option programme for the year 2005 be approved by the Meeting. The terms and conditions shall be substantially the same as the Company’s stock option programmes in place between 1999 and 2004. The Board of Directors’ proposal for 2005 includes a maximum of 61 senior Company officials and key employees. The requirements for allocation of options in the stock option programme are as follows:

•	A positive total stock return for the Swedish Match share that exceeds the return on the shares in a selection of other companies in the industry. The maximum allocation in accordance with this criterion will take place when the Company’s return exceeds the other companies’ returns by 20 per cent.

•	An increase in earnings per share and an EPS that exceeds the average for the three previous years. The maximum allocation in accordance with this criterion will take place when earnings per share exceed the average for the three previous years by 20 per cent. The figure for earnings per share is calculated on the basis of the number of shares at the beginning of the year. The two requirements (a positive total stock return that is better than that of competitors and higher earnings per share) are equally weighted. When only one of the requirements set forth above is met, allocation will be a maximum of 50 per cent of the full allocation. The market value of the stock options shall be determined in accordance with a generally acknowledged valuation model (Black-Scholes), and the stock options shall be allocated without consideration. The total value of the stock option programme for 2005 shall not exceed a limit of SEK 25,200,000 (excluding any payroll tax), which is equivalent to a limit of 30 per cent of the total base salary in 2005 of the company officials participating in the programme. The stock options are freely transferable and not related to employment. The stock options may be redeemed during the period from March 2009 to February 2011 and shall carry a redemption price corresponding to 120 per cent of the average share price over a time period close to the allocation date and subsequent to the publication of the year-end report for 2005. Commitments under the stock option programme for 2005 may be secured by way of repurchases of the Company’s shares and the transfer of such shares in connection with the demand for the possible redemption of the stock options. Any decision to repurchase shares and issue stock options for the stock option programme for 2005 will be taken by the Annual General Meeting of Shareholders in 2006. The Compensation Committee will determine the allocation following the publication of the 2005 annual report.

Item 10: The Board of Directors proposes that the Articles of Association (§4) be amended so that the Company’s share capital shall be a minimum of SEK 300,000,000 and a maximum of SEK 1,200,000,000.

The resolution of the Meeting with regard to item 11 is contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting.

Item 11: The Board of Directors proposes that it be authorised to decide to acquire, prior to the next Annual General Meeting, a maximum of as many shares as may be acquired without the Company’s holding at any time exceeding 10 per cent of all shares in the Company. The shares shall be acquired on the Stockholm Stock Exchange at a price within the price interval registered at any given time, i.e. the interval between the highest bid price and the lowest offer price. The purpose of the repurchase is primarily to enable the Company’s capital structure to be adjusted and to cover the allocation of options that forms part of the Company’s rolling option programmes.

The resolution of the Meeting with regard to item 10 is contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting.

Item 12: The Board of Directors has decided on the allocation of stock options for the years 1999-2004 and the Company’s shareholders have, at the respective annual shareholders’ meetings, decided to issue stock options on the Company’s shares to secure the Company’s obligations. According to the stock option programme for 2004, certain senior Company officials shall be allocated a minimum of 6,805 options and a maximum of 64,815 stock options per person. The options can be used to buy shares over the period from March 3, 2008 to March 1, 2010 at a redemption price of SEK 99.75. The terms and conditions applying to the options were established on the basis of the average price of the Swedish Match share on the Stockholm Stock Exchange over the period from February 11, 2005 to February 24, 2005, which was SEK 83.21. The market value of the options, calculated on the basis of the conditions prevailing at the time at which the terms and conditions applying to the options were established, is deemed by an independent valuation institute to be SEK 10.80 per option, corresponding to a total maximum value of SEK 9,800,000. The Board of Directors proposes that the Meeting resolve that the Company shall issue a maximum 907,408 stock options to secure the stock option programme for 2004. The Board of Directors further proposes that the Company deviate from the preferential rights of shareholders and be permitted to transfer a maximum of 907,408 shares in the Company at a selling price of SEK 99.75 per share in conjunction with demand for the redemption of the call options. The number of shares and the selling price of the shares covered by the transfer resolution under item 12 may be changed as a consequence, inter alia, of a bonus issue of shares, a combination or split of shares, a new share issue, a reduction of the share capital or other similar measure.

The resolution of the Meeting with regard to item 12 is contingent upon being supported by shareholders representing at least nine-tenths of the votes cast and nine-tenths of the shares represented at the Meeting.

Item 13: The Board of Directors proposes a reduction of the Company’s share capital by SEK 28,800,000 through the withdrawal of 12,000,000 shares in the Company. The shares in the Company proposed for withdrawal have been repurchased by the Company in accordance with the authorisation granted by the General Meeting of Shareholders of the Company. The Board of Directors also proposes that the reduced amount be transferred to non-restricted shareholders’ equity for allocation to a fund for use in repurchasing the Company’s own shares.

The resolution of the Meeting with regard to item 13 is contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting.

Item 14: The Board of Directors proposes to reduce the Company’s share capital through a reduction in the nominal amount from SEK 2.40 to SEK 1.20 per share without repayment to the shareholders, and also proposes to transfer the reduced amount to non-restricted shareholders’ equity for allocation to a fund for use in repurchasing the Company’s own shares. As a result, the Board of Directors also proposes that the Articles of Association (§5) be amended to specify that the nominal amount of the share shall be SEK 1.20.

The resolution of the Meeting with regard to item 14 is contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting.

Item 15: The Board of Directors proposes that the Company’s statutory reserve be reduced by SEK 114,000,000 to SEK 80,364,332.20. The Board of Directors also proposes that the reduced amount be transferred to non-restricted shareholders’ equity for allocation to a fund for use in repurchasing the Company’s own shares.

Item 22: The Board of Directors proposes that the Articles of Association (§9) be amended to specify that the Annual General Meeting of Shareholders shall determine the fees to be paid to the Board, along with the division between the Chairman and other Board members, as well as any compensation for committee work, and that the Chairman of the Board shall be elected by the Annual General Meeting..

The resolution of the Meeting with regard to item 22 is contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting

Item 21: The following will be proposed as members of the Election Committee: Joachim Spetz (Handelsbanken Fonder), Marianne Nilsson (Robur), Carl Rosén (Second Swedish National Pension Fund), Pernilla Klein (Third Swedish National Pension Fund), and Bernt Magnusson.

Full details of the proposed resolutions under items 9, 10, 11, 12, 13, 14, 15, 20, and 22 are available from Swedish Match AB’s Head Office (Legal Department) at Rosenlundsgatan 36 in Stockholm as of April 13, 2005. They will then also be presented on the Company’s home page, www.swedishmatch.se, and can also be ordered from the Company.

The right to participate in the Meeting

Participation in the Annual General Meeting is limited to shareholders who are recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on April 17, 2005, and who advise Swedish Match no later than 4:30 p.m. (CET) on Monday, April 21, 2005 of their intention to participate. Shareholders who wish to be accompanied by one or two assistants shall advise Swedish Match within the appointed time.

Notice of participation

Notice of participation may be given in writing to Swedish Match AB, Legal Department, SE-118 85 Stockholm, Sweden, or by telephone +46(0)8-658 01 95 (1:30 – 4:30 p.m. CET), or by fax +46-(0)8-720 76 56, or via the internet: www.swedishmatch.se/stamman. When giving notice of participation, the shareholder shall state his or her name, address, telephone number (daytime) and personal/corporate registration number. Receipt of notification will be confirmed by Swedish Match, which will forward an attendance card to be presented at the entrance to the venue at which the Meeting is held.

Share registration

To be entitled to participate in the Annual General Meeting, owners of shares registered in the name of a trustee must have the shares registered in their own names (so-called voting-right registration). Shareholders who have trustee-registered shares should request the bank or the broker holding the shares to owner-register the shares no later than April 15, 2005, since the record date, April 17, 2005, is a Sunday.

The entrance to the Annual General Meeting venue will be opened at 3:00 p.m. Light refreshments will be served before the Meeting.

Stockholm

March 2005

The Board of Directors